SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          ---------------------------

                                   SCHEDULE TO

            Tender Offer Statement Under Section 14(d)(1) Or 13(e)(1)
                     of the Securities Exchange Act Of 1934

                                 Amendment No. 1

                          ----------------------------

                   CONSOLIDATED RESOURCES HEALTH CARE FUND II
                       (Name of Subject Company (Issuer))

                          ----------------------------

                              CARE ASSOCIATES, LLC
                                (Name of Offeror)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                    210026100
                      (CUSIP Number of Class of Securities)

                          ----------------------------

                              Stanley W. Hildebrand
                       Life Care Centers of America, Inc.
                              3570 Keith Street, NW
                               Cleveland, TN 37312
                            Telephone: (423) 473-5865
                            Facsimile: (423) 339-8339
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)

                          ----------------------------

                                    Copy to:
                              Tonya Mitchem Grindon
               Baker, Donelson, Bearman, Caldwell & Berkowitz, PC
                         211 Commerce Street, Suite 1000
                               Nashville, TN 37201
                            Telephone: (615) 726-5607
                            Facsimile: (615) 744-5607

                          ----------------------------

                            CALCULATION OF FILING FEE

    Transaction Valuation*                            Amount of Filing Fee**
--------------------------------                   -----------------------------
          $6,840,000                                         $805.07

* Estimated for the purposes of calculating the amount of the registration fee pursuant to Rule-0-11(d) under the Securities Exchange Act of 1934, as amended, based on the product of (i) $456 (i.e., the tender offer Price) and (ii) 15,000, the estimated number of Units of limited partner interest to be acquired in this tender offer.


** The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals the transaction value multiplied by .01177%.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $805             Filing Party: Care Associates, LLC
     Form or Registration No.:Schedule TO-T   Date Filed: May 26, 2005

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X|  third-party tender offer subject to Rule 14d-1.
|_|  issuer tender offer subject to Rule 13e-4.
|_|  going-private transaction subject to Rule 13e-3.
|_|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

     This Amendment No. 1 to Tender Offer Statement on Schedule TO relates to the tender offer (the "Offer") by Care Associates, LLC to purchase up to 15,000 Units of limited partner interest (the "Units") in Consolidated Resources Health Care Fund II (the "Partnership"), the subject company, at a purchase price equal to $456 per Unit, less the amount of any distributions declared or made with respect to the Units between March 31, 2005 and June 23, 2005 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase"), and the related Letter of Transmittal, which are dated and were filed with the Commission on May 26, 2005 as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Company's original Schedule TO dated May 26, 2005 (the "Schedule TO"). This Amendment No. 1 to Schedule TO adds an additional paragraph to Item 4 of the Schedule TO, as it relates to information incorporated therein by reference from the Offer to Purchase attached thereto as Exhibit (a)(1)(A).

         The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment No. 1 to Schedule TO by reference to all of the applicable terms and exhibits set forth in the Schedule TO, except that the information in the Offer to Purchase is hereby supplemented to the extent specifically provided herein.


Item 4.           Terms of the Transaction.

     There is hereby added to Item 4(a) "Material Terms" the following paragraph:

Introduction - Establishment of the Offer Price (see page 8 of the Offer to Purchase). A Schedule 14D-9 filing made with the Securities Exchange Commission on May 5, 2005 by the Managing General Partner of the Partnership provided that the Partnership had cash-on-hand of approximately $3,020,000 as of March 31, 2005. In establishing our purchase price, we divided the dollar amount of cash-on-hand by the 15,000 units of limited partner interest outstanding for a $201.33 per unit of cash-on-hand. We then reduced this figure by 25.5% to reflect the estimated level of accrued trade payables. While there is no way to accurately assess the actual amount of trade payables that will exist in the future, we believe that we conservatively estimated this percentage in favor of the Unit holders. This calculation resulted in cash-on-hand equal to $150 per Unit. We then added this estimated unobstructed balance sheet cash amount of $150 per Unit to the net liquidation value of the healthcare facilities less sale transaction costs, mortgage loan retirement, manager transition uncertainty adjustments, and estimated general partner distribution splits, which we estimate to be $306 per Unit, for a total price being offered for the Units equal to $456 per Unit.

                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  Care Associates, LLC

                                  By: /s/ Forrest Preston
                                     -------------------------------
                                  Name and Title: Forrest Preston, Chief Manager
                                  Date: June 17, 2005

                                  EXHIBIT INDEX


Exhibit           Description
-------           -----------

(a)(1)(A) Offer to Purchase dated May 26, 2005*

(a)(1)(B) Letter of Transmittal*

(a)(1)(C) Notice of Withdrawal from the MacKenzie Offer*

(a)(5)(A) Press Release, dated May 25, 2005**

(a)(5)(B) Letter to Unit Holders from Chief Manager of Care Associates, LLC*



*Previously filed on Schedule TO-T on May 26, 2005

**Previously filed on Schedule TO-C on May 25, 2005